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                           June 28, 2023

       Jason P. Wells
       Chairman, President and Chief Executive Officer
       CenterPoint Energy Resources Corp.
       1111 Louisiana Street
       Houston, Texas 77002

                                                        Re: CenterPoint Energy
Resources Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed June 23, 2023
                                                            File No. 333-272907

       Dear Jason P. Wells:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell, Staff Attorney at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Clinton Rancher